SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Spectrum Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

84762L204
(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.
Attn: Compliance Department
120 West Forty-Fifth Street, 39th Floor
New York, NY 10036
212-478-0000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 16, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84762L204
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw Laminar Portfolios, L.L.C. FEIN 01-0577802
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,069,995
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,069,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,069,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 84762L204
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.L.C. FEIN 13-3799946
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,069,995
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,069,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,069,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 84762L204
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D. E. Shaw & Co., L.P. FEIN 13-3695715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,069,995
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,069,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,069,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 84762L204
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,069,995
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,069,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,069,995
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and the Issuer

This statement on Schedule 13D relates to the shares of Common Stock, $0.01 par value per share (the “Common Shares” or the “New Common Stock”) of Spectrum Brands, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 6 Concourse Parkway, Suite 3300, Atlanta, Georgia 30328.

Item 2.	Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”),  and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LLC, and DESCO LP, collectively, the “Reporting Persons”).  The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, 39th Floor, Tower 45, New York, NY 10036.

(c) The principal business of Laminar is that of a limited liability company focusing primarily on corporate credit-related investment strategies.  The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar.  The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar.  D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP.  D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC.  David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On August 28, 2009 (the "Effective Date"), the Issuer's Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated April 28, 2009 (as amended, supplemented or modified, the "Plan"), which was confirmed on July 15, 2009 by the United States Bankruptcy Court for the Western District of Texas (the "Bankruptcy Court"), became effective and the Issuer emerged from Chapter 11 bankruptcy protection.

In accordance with the Plan, the Reporting Persons received beneficial ownership of shares of New Common Stock (as defined in the Plan) and New Notes (as defined in the Plan) of the Issuer as follows:

(a)           (i) Laminar received beneficial ownership of 3,067,743 shares of New Common Stock and New Notes in the principal amount of $24,750,365 as consideration for the cancellation of certain debt instruments of Spectrum Brands, Inc., a Wisconsin corporation, prior to its reorganization (the "Original Issuer") (and all pre-petition interest thereon and other amounts owing in respect thereof), which had previously been acquired by Laminar as follows: (i) $87,035,000 principal amount 7-3/8% Senior Subordinated Notes of the Original Issuer due 2015 and all pre-petition interest thereon; and (ii) $32,150,000 principal amount Variable Rate Toggle Senior Subordinated Notes of the Original Issuer due 2013 and all pre-petition interest thereon.

(ii) Laminar received beneficial ownership of 1,198,395 shares of New Common Stock as consideration for its participation in the Original Issuer's supplemental debtor-in-possession credit facility provided by a Ratification and Amendment Agreement, dated as of February 5, 2009 (the "Ratification Agreement"), by and among the Original Issuer, certain subsidiaries of the Original Issuer party thereto and Wachovia Bank, National Association, as administrative agent and collateral agent (as amended, supplemented or modified by participations, subparticipations or otherwise, the "Supplemental DIP Facility").  All references to the Supplemental DIP Facility are qualified in their entirety by reference to the full text of the Ratification Agreement, which is incorporated herein by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q for the quarterly period ended December 28, 2008, filed with the Securities and Exchange Commission (“SEC”) on February 11, 2009.

Item 4.	Purpose of Transaction

Laminar acquired beneficial ownership of the Common Shares and the New Notes, in each case, as described in Item 3 of this Statement, for investment purposes.  Laminar no longer holds any New Notes.  Laminar will review its investment in the Common Shares from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market and investment conditions, Laminar may determine to:

● acquire additional Common Shares and/or New Notes through open market purchases or otherwise;

● sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to the Common Shares and/or the New Notes through the open market or otherwise; or

● otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.

Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.

As part of Laminar’s ongoing review of its investments in the Common Shares, Laminar may from time to time hold talks or discussions with, write letters to and respond to inquiries from various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders, and other persons or entities, regarding the Issuer’s affairs and strategic alternatives.

Without limiting the generality of the foregoing, Laminar desires the flexibility to express its views, engage in discussions, and take actions in light of the Agreement and Plan of Merger, dated as of February 9, 2010, entered into by and between the Issuer and Russell Hobbs, Inc., a Delaware corporation, and the transactions and additional agreements related thereto (collectively, the “Proposed Transaction”), as described in the Issuer’s Form 8-K, filed with the SEC on February 12, 2010.  Accordingly, Laminar has held discussions and anticipates holding further discussions regarding the Proposed Transaction with various parties, including, without limitation, the Issuer’s Board of Directors, management or representatives, other shareholders, and other persons or entities.

In connection with the above referenced Proposed Transaction, based on other discussions or inquiries that Laminar may undertake from time to time, and subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Shares or other securities related to the Issuer, and other general market investment conditions, Laminar may determine to pursue various strategic alternatives in respect of its investments in the Issuer.  Such actions may include, without limitation, direct or indirect participation in the following:

● forming and carrying-out potential strategic plans related to the Issuer;

● seeking representation on the Board of Directors of the Issuer;

● making recommendations to the Issuer’s Board of Directors and management of the Issuer concerning various business strategies, mergers, acquisitions, dispositions, dividend policy, capital structure, the provisions of the Issuer’s Articles of Incorporation or Bylaws or other matters;

● seeking to acquire or change control of the Issuer through a merger, proxy solicitation, tender offer, exchange offer or otherwise;

● restructuring and effecting other significant transactions with respect to the Issuer;

● participating in a “going-private” transaction;

● taking any other actions that could have the purpose or effect of directly or indirectly changing or influencing control of the Issuer; or

● providing financing for any of the foregoing.

Such transactions may take place at any time and without prior notice; there can be no assurance, however, that the possible courses of action expressed in the immediately preceding sentence will be pursued or, if pursued, will be consummated by Laminar or any other Reporting Person.

Except as set forth in this Item 4 or otherwise in this Statement, none of the Reporting Persons currently has any plans or proposals that relate to or would result in a transaction, event or action enumerated in subparagraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Form 10-Q, filed with the SEC on February 10, 2010, there were 30,629,213 Common Shares issued and outstanding as of February 8, 2010.  The 4,069,995 Common Shares beneficially owned by Laminar (the “Laminar Shares”) represent approximately 13.3% of the Common Shares issued and outstanding.  Laminar has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares.
DESCO LP, as Laminar’s investment adviser, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  DESCO LLC, as Laminar’s managing member, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  As managing member of DESCO LLC, DESCO II, Inc., may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  As general partner of DESCO LP, DESCO, Inc., may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any Common Shares directly, and each such entity disclaims beneficial ownership of the Laminar Shares.

David E. Shaw does not own any shares directly.  By virtue of David E. Shaw’s position as President and sole shareholder of DESCO Inc., which is the general partner of DESCO LP, which in turn is the investment adviser of Laminar, and by virtue of David E. Shaw’s position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Laminar, David E. Shaw may be deemed to have the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Laminar Shares, constituting 13.3% of the Common Shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of the Laminar Shares.  David E. Shaw disclaims beneficial ownership of the Laminar Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any Common Shares other than those set forth in this Item 5.

(c) The Reporting Persons have not effected any transactions in the Common Shares within the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares set forth above.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Plan, on the Effective Date, Laminar, the other investors named therein and the Issuer entered into a registration rights agreement with respect to the New Notes (the "Notes Registration Rights Agreement") and a registration rights agreement with the respect to the New Common Stock, other securities in respect of the New Common Stock and other equity of the Company (the "Equity Registration Rights Agreement" and, together with the Notes Registration Rights Agreement, the "Registration Rights Agreements").

Pursuant to each of the Registration Rights Agreements, and subject to the terms and conditions thereof, the Issuer has filed a "shelf" registration statement providing for registration and sales of the New Notes and New Common Stock, respectively, on a delayed or continuous basis pursuant to Rule 415 promulgated under the Securities Act of 1933, as amended.  In addition, Laminar is entitled to make two demands for registration of all or part of its New Common Stock, subject to certain conditions and exceptions.  Under the terms of each of the Registration Rights Agreements, Laminar is also entitled to unlimited piggyback registration rights, subject to certain limited exceptions.

The foregoing description of the Registration Rights Agreements is a summary and does not purport to be complete and is qualified in its entirety by reference to the full text of the applicable Registration Rights Agreement referred to in Item 7 below as Exhibits 2 and 3, respectively, and each of which is incorporated by reference herein.

Except as set forth in Items 3, 4, 5 and 6 and the agreements incorporated herein by reference and set forth as exhibit hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be filed as Exhibits

Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated February 22, 2010.

Exhibit 4
Registration Rights Agreement, dated as of August 28, 2009, by and among the Issuer and the investors listed on the signature pages thereto, with respect to the Issuer's 12% Senior Subordinated Toggle Notes due 2019 (filed by incorporation by reference to Exhibit 4.2 to the Issuer's Form 8-K, filed with the SEC on August 31, 2009).

Exhibit 5
Registration Rights Agreement, dated as of August 28, 2009, by and among the Issuer and the investors listed on the signature pages thereto, with respect to the Issuer's equity (filed by incorporation by reference to Exhibit 4.3 to the Issuer's Form 8-K, filed with the SEC on August 31, 2009).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.  Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated:           February 22, 2010

D. E. Shaw Laminar Portfolios, L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias
Chief Compliance Officer

David E. Shaw

By:	/s/ Rochelle Elias
Rochelle Elias
Attorney-in-Fact for David E. Shaw

Exhibit 1

POWER OF ATTORNEY
FOR CERTAIN FILINGS
UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, David E. Shaw, hereby make, constitute, and appoint each of:

Anne Dinning,

Rochelle Elias,

Julius Gaudio,

John Liftin,

Louis Salkind,

Stuart Steckler,

Maximilian Stone, and

Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co., Inc. (acting for itself or as the general partner of D. E. Shaw & Co., L. P. and general partner, managing member, or manager of other entities, any of which in turn may be acting for itself or other entities) all documents, certificates, instruments, statements, other filings, and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, and 13F and Schedules 13D and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing, or filing any such documents to or with the appropriate governmental or regulatory authority.  Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 24, 2004, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date:  October 24, 2007

DAVID E. SHAW, as President of
D. E. Shaw & Co., Inc.
/s/ David E. Shaw
New York, New York

Exhibit 2

POWER OF ATTORNEY
FOR CERTAIN FILINGS
UNDER THE SECURITIES EXCHANGE ACT OF 1934

I, David E. Shaw, hereby make, constitute, and appoint each of:

Anne Dinning,

Rochelle Elias,

Julius Gaudio,

John Liftin,

Louis Salkind,

Stuart Steckler,

Maximilian Stone, and

Eric Wepsic,

acting individually, as my agent and attorney-in-fact, with full power of substitution, for the purpose of, from time to time, executing in my name and/or my capacity as President of D. E. Shaw & Co. II, Inc. (acting for itself or as the managing member of D. E. Shaw & Co., L.L.C. and general partner, managing member, or manager of other entities, any of which in turn may be acting for itself or other entities) all documents, certificates, instruments, statements, other filings, and amendments to the foregoing (collectively, “documents”) determined by such person to be necessary or appropriate to comply with ownership or control-person reporting requirements imposed by any United States or non-United States governmental or regulatory authority, including without limitation Forms 3, 4, 5, and 13F and Schedules 13D and 13G required to be filed with the Securities and Exchange Commission; and delivering, furnishing, or filing any such documents to or with the appropriate governmental or regulatory authority.  Any such determination shall be conclusively evidenced by such person’s execution, delivery, furnishing, and/or filing of the applicable document.

This power of attorney shall be valid from the date hereof and replaces the power granted on February 24, 2004, which is hereby cancelled.

IN WITNESS HEREOF, I have executed this instrument as of the date set forth below.

Date:  October 24, 2007

DAVID E. SHAW, as President of
D. E. Shaw & Co. II, Inc.
/s/ David E. Shaw
New York, New York

Exhibit 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, $0.01 par value per share, of Spectrum Brands, Inc., and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 22nd day of February, 2010.

D. E. Shaw Laminar Portfolios, L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Rochelle Elias
Rochelle Elias
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Rochelle Elias
Rochelle Elias
Chief Compliance Officer

David E. Shaw

By:	/s/ Rochelle Elias
Rochelle Elias
Attorney-in-Fact for David E. Shaw